Please vote on June 5, 2018 AGAINST the Re-election of directors Antonio J. Gracias, Kimball Musk, and James R. Murdoch.

Dear Tesla Shareholder,

We urge you to join us in Voting No on the re-election of three directors to the board of Tesla, Inc. at the Annual Meeting on June 5th, 2018. Over the past year, Tesla has failed to hit critical production milestones and has consequently seen its past progress toward profitability sharply reverse. But instead of recognizing the need for independent and effective board leadership, Tesla has re-nominated three directors who exemplify the company’s failure to evolve:

  Antonio Gracias, a venture capital investor with multiple ties to Elon Musk, lacks the independence to serve as Lead Independent director, and has not initiated the much needed process of board renewal.
  Kimbal Musk - Elon Musk’s brother – shares several of Mr. Gracias’ conflicts, has no professional experience in the auto industry, and has proven ineffective as a public company director at Chipotle.
  James Murdoch, the CEO of 21st Century Fox, lacks relevant industry experience, and has been deeply implicated in multiple corporate scandals at Fox and News Corp.

We admire Tesla as successful innovator with an environmental mission; however, its continuing success looks more tenuous than ever. Especially in light of Chairman and CEO Elon Musk’s startling refusal to answer straightforward questions from analysts on a recent investor call, Tesla shareholders need to let the board know that it must raise its game and begin the long-overdue process of renewing its membership and processes by adding currently missing industry, governance, and human capital management expertise. We detail our concerns below.

The CtW Investment Group works with union-sponsored pension funds to enhance long-term stockholder value through active ownership. These funds have over $250 billion in assets under management and are substantial Tesla shareholders.

Deteriorating Financial Performance

While Tesla has never reported a profit, going into 2017 shareholders could reasonably believe that the company was on the path to profitability: Tesla trimmed its losses from 22% of revenue in 2015 to just 9.5% in 2016, even as revenue increased 75%. But since the beginning of 2017, Tesla’s financial position has deteriorated along every dimension: its losses increased to 17% of revenue for fiscal 2017, and to 19% for its most recent four quarters. Tesla’s operations are burning cash at an accelerating rate, its capital expenditures continue to increase, and its net change in cash ballooned from -$25.3 million for 2017 to -$398.4 million in the first quarter of 2018. Tesla has so far been able to finance these uses of cash by repeatedly issuing new debt and convertible securities, but its continued struggles have made analysts skeptical that the company could do so again. Partly as a result, Tesla’s share price has fallen by approximately 4% since last year’s annual meeting and by 26% since Tesla hit its historical peak in

September of last year.

Strategic and operational challenges

Large losses, a deteriorating cash position, and a falling share price all stem, in our view, from unrealistic and in any event unmet - schedules for product deliveries. Since its founding, Tesla has repeatedly failed to make good on projected production milestones; The Wall Street Journal counted more than 20 missed projections by Tesla between 2011 and 2016, with 10 of these targets missed by an average of a year. More recently, Tesla has repeatedly failed to meet targets for the Model 3: Elon Musk originally predicted that the Model 3 would be available in 2017, with sales of 500,000 a year by 2018. In August 2017, this projection was lowered to 20,000 a month by December 2018. In reality, Tesla made only 2,425 Model 3s in the fourth quarter of 2017, and fewer than 10,000 in the first quarter of 2018.

Now, in addition to falling behind schedule, Tesla must grapple with significant manufacturing defects that have necessitated recalls of the 2018 Model S. At the same time, two crashes – one resulting in a fatality - involving Tesla vehicles with Autopilot engaged are under investigation by the National Transportation Safety Board. In mid-April, Tesla announced a halt to production of the Model 3, which had been running at less than 50% of the projected 5,000 cars per week. Karl Brauer of Kelly Blue Book notes that:

The problem is the reality is starting to stack up, and that’s a reality of accidents the cars have had, quality issues, and massive misses on Model 3 production numbers. You add all that up and there’s a real question about whether this company can deliver what it promises.

Worse still, multiple reports over the past two years by The Guardian, Buzzfeed News, and The Center for Investigative Reporting (“CIR”) have documented the very high level of injuries at Tesla’s Fremont, CA plant. For instance, in 2017 Tesla’s serious injury rate was 30% higher than the industry average for the previous year. Reporters interviewed dozens of former and current Tesla employees, including the former lead safety professional for the general assembly line, who detailed her unsuccessful efforts to draw senior management’s attention to what she believed were unacceptably dangerous conditions. We note that this experienced professional reports emailing Tesla’s Chief of Staff concerning safety lapses, but received no response. Moreover, despite Tesla’s claim to have lowered its 2018 injury rate to the industry average, the CIR report credibly alleges that Tesla has misclassified many serious workplace injuries as either non-serious or as having occurred away from work. Following the report, the California Division of Occupational Safety and Health started an investigation. Given the detailed, repeated, and credible character of these allegations, we would expect a capable and independent board to oversee an investigation of Tesla’s internal controls, but the board has not reported taking any such action, exposing Tesla shareholders to considerable regulatory, litigation, and reputational risk.

Tesla’s Conflicted Board Impedes Progress By Deferring to Elon Musk

In response to these considerable financial and operational challenges, the Tesla board has been unduly deferential toward Chairman and CEO Elon Musk. Mr. Musk’s peripatetic focus – he is also CEO of SpaceX, a proponent of the hyperloop, and apparently about to start a candy company – is exacerbated, rather than contained, by a board most of whose members have family or non-Tesla ties to him, lack industry experience, and have no track record of effective independent board service at a public company. We understand completely that the current board is in many respects a holdover from Tesla’s earliest days, when it was a private company fully under Elon Musk’s control. But since the 2010 IPO, Tesla should have been steadily identifying qualified, independent, and experienced directors to replace board members such as Antonio Gracias and Kimbal Musk, whose presence owes to their venture capital investments and personal relationships to Elon Musk. Now that Tesla’s IPO is 8 years in the past, a modernization of the Tesla board is long overdue.

Moreover, developments in the litigation that followed Tesla’s acquisition of Solar City has only emphasized the need for greater board independence. In March, the Delaware Court of Chancery rejected a motion to dismiss a stockholder suit alleging that Tesla directors including Elon Musk breached their fiduciary duties in approving the Solar City acquisition. The court determined that the plethora of personal and business ties between Elon Musk and the other board members made them potentially less capable of “offer[ing] … resistance to Musk’s domination and control over the board.”

Given the extensive board conflicts, Elon Musk’s role as Chairman and CEO, and certain supermajority voting requirements, the court concluded that there was a reasonable possibility that Elon Musk could be considered a controlling shareholder. When a controlling shareholder is present, minority shareholders should be especially concerned that the board is genuinely independent, has the experience necessary to question management’s plans, and will insist on operational and financial discipline.

Director Nominees Lack Independence, Industry Expertise, or Governance Experience

As described below, all of this year’s director nominees lack independence, industry relevant knowledge, and a track record of effective service in a governance role.

Antonio Gracias

Antonio Gracias has extensive personal and business ties to Elon Musk, which we believe make him especially ill-suited for a leadership role on the Tesla board. Mr. Gracias, along with his venture capital firm Valor Management Corp., participated in four Tesla venture funding rounds between 2005 and 2008, as well as a pre-IPO venture debt raise in 2009, joined the Tesla board in 2007, and was named Lead Independent Director in 2010. Notably, he does not appear to have served on the board of any public companies that are not associated either with Valor (i.e., its portfolio companies) or Elon Musk. Mr. Gracias has been an investor in multiple companies started by Elon Musk, including PayPal, Solar City (where he was a director), and SpaceX (where he remains a director). Elon Musk in turn has invested in at least one Valor fund, and is a personal friend of Mr. Gracias, to who he gave the second Tesla Roadster ever built.

While Mr. Gracias apparently acknowledges the depth of these conflicts - he (along with Elon Musk) recused himself from the Tesla board’s vote on the Solar City acquisition - he has not drawn the obvious conclusion that these very conflicts make him ill-suited to serve as an independent director at all, let alone as Lead Independent Director. That role should be a particularly important one at Tesla, given both the significant strategic challenges facing the company and the reality (just recognized by the court) of Elon Musk’s effective domination of the current board: the Lead Independent Director should be leading a process of renewing and modernizing the board by recruiting well-qualified, diverse, and independent directors with a combination of industry and governance experience. Given his longstanding conflicts, we see no likelihood that Mr. Gracias will change course and initiate this long overdue process. Indeed, the board’s failure to insist that Steve Jurvetson – whose own venture capital firm dismissed him following sexual harassment claims – resign rather than take a leave of absence signals an extraordinary unwillingness to accept the need to change.

Kimbal Musk

Kimbal Musk is Elon Musk’s brother, and has served on the Tesla Board since April 2004. He is also the cousin of Lyndon and Peter Rive, Solar City’s co-founders. Kimbal Musk is also an investor in two Valor venture capital funds, which are managed by Mr. Gracias. While Tesla acknowledges that Kimbal Musk is not an independent director, the board has nevertheless re-nominated him: we view this decision, following both Tesla’s poor first quarter and the court’s citation of extensive board conflicts, all but inexplicable. Or, rather, we would find it inexplicable if Tesla were anything like a well-run public company. Unfortunately, we know exactly why Kimbal Musk was re-nominated despite lacking any relevant industry experience or possessing a track record of effective public company board service (see below), and his re-nomination goes to the heart of the problems with Tesla’s board: too many of these directors, including all three of this years’ nominees, are incapable or unwilling to contradict Elon Musk’s whims and finally insist on a board renewal process that provides shareholders with competent and effective representation.

We further note that Kimbal Musk has served as an independent director at Chipotle Mexican Grill since

2013, a period including the 2014 rejection of the company’s executive pay plan by shareholders, as well as a food safety crisis that pummeled the company’s sales and from which it has yet to recover. Kimbal Musk is not assigned to any committee by either Chipotle or Tesla.

James Murdoch

James Murdoch is CEO of 21st Century Fox, Inc., the parent company of Fox News, and previously served in multiple executive roles at News Corp., the former parent of Fox News and The News of the World, among other publications. Mr. Murdoch has worked almost exclusively for media enterprises in which his father, Rupert Murdoch, exercises a controlling interest. To the best of our knowledge, he has no professional experience in any manufacturing or engineering related field. Given that the simultaneous appointment of Linda Johnson Rice added significant media experience to the board, it is not clear why Tesla would need two directors with media but not automotive backgrounds.

Moreover, as an executive and director, Mr. Murdoch has been caught up in multiple corporate scandals: he had executive responsibility for the UK newspaper News of the World which was found to have printed stories using information obtained through illegal phone hacking, and has been an executive and director at 21st Century Fox throughout the period in which endemic sexual harassment has resulted in numerous settlements, lawsuits, and resignations by executives. Mr. Murdoch has previously served as a director of Sotheby’s and GlaxoSmithKline, but resigned from both boards after 75% of News Corp.’s outside shareholders voted against his re-election in 2011. Despite joining the Tesla board on July 13, 2017, he has not been assigned to any board committees. While adding new directors was a step in the right direction, the choice of Mr. Murdoch as one of those directors does not appear well considered, given his troubled history as an executive and director, the disturbing parallels between nepotistic practices at Fox and Tesla, and his lack of relevant industry experience.

We urge shareholders to oppose the re-election of each of these three directors, and urge the Tesla board to undertake a serious effort to modernize itself in light of Tesla’s rapid growth and status as a public company.

Sincerely,

Executive Director, CtW Investment Group